UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Fort Dearborn Income Securities, Inc. (FDI)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

347200107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 347200107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  330,307

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  330,307

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

330,307

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

3.76%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Fort Dearborn Income Securities, Inc.
c/o UBS Global Asset Management
One N. Wacker Drive, 38th Floor
Chicago, Illinois 60606

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”). George W. Karpus is the President, Director and controlling stockholder of KIM.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

330,307 shares of Fort Dearborn Income Securities, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 3.76% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Fort Dearborn Income Securities, Inc. fits the investment guidelines for various Accounts. Shares have been acquired since August 1, 2003.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 330,307 shares or 3.76% of the outstanding shares. Dana R. Consler presently owns 175 shares. Karpus Investment Management Defined Benefit Plan presently owns 1,500 shares. Karpus Investment Management Profit Sharing Plan presently owns 1,950 shares. None of the other principals of KIM presently own shares of Fort Dearborn Income Securities, Inc.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

 Date Shares Price Per Share
 8/2/2013  800   $13.96
 8/5/2013  600   $13.84
 8/7/2013  (200)  $13.92
 8/7/2013  100   $13.84
 8/9/2013  1,000   $13.85
 8/9/2013 (60)  $13.96
 8/14/2013  9,608   $13.92
 8/15/2013  3,330   $13.85
 8/16/2013  2,979   $13.83
 8/19/2013  6,184   $13.78
 8/20/2013  3,108   $13.76
 8/21/2013  1,000   $13.73
 8/22/2013  (300)  $13.73
 8/27/2013  500   $13.69
 8/28/2013  2,900   $13.70
 9/3/2013 300   $13.78
 9/6/2013 405   $13.77
 9/9/2013 2,675   $13.80
 9/11/2013  3,000   $13.78
 9/12/2013  1,100   $13.79
 9/17/2013  1,000   $13.87
 9/18/2013  6,000   $13.88
 9/19/2013  100   $13.87
 9/19/2013  (75)  $14.00
 9/20/2013  970   $13.91
 9/24/2013  6,000   $13.87
 9/25/2013  335   $14.03
 9/26/2013  6,000   $14.00
 9/27/2013  11,480    $13.99
 9/30/2013  15,375  $13.96
 10/1/2013 778  $13.91
 10/2/2013 3,033  $13.93
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of Fort Dearborn Income Securities, Inc. securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Fort Dearborn Income Securities, Inc. for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on October 4, 2013. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   October 7, 2013

EXHIBIT 1
Letter to the Fund
Transmitted October 4, 2013

Mark E. Kemper, Vice-President and Secretary              October 4, 2013
UBS Global Asset Management (Americas), Inc.
One North Wacker Drive
Chicago, Illinois 60606

Re: Fort Dearborn Income Securities, Inc. (NYSE: FDI)

Mr. Kemper:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is a registered investment advisor. Karpus represents ownership of 330,307 shares of Fort Dearborn Income Securities, Inc. ("FDI" or the "Fund"). This represents approximately 3.76% of the Fund's outstanding common shares. Our clients have held shares of FDI since 2003. I write this letter on behalf of Karpus to express our concerns over the recently announced changes to FDI's investment policies.

First and foremost, as long-term investors in the Fund, we are disappointed in the announced changes. Not only is the Fund making changes to "non-fundamental" policies, but it is also trying to ask shareholders the ability to make "fundamental" policies "non-fundamental." While many shareholders may not understand what this means, if approved it allows the Fund's manager to change a wide variety of its investment policies at will, and without shareholder vote. This is not acceptable. If the Fund had desired to have this much leeway, we believe it should have had done so at the inception of the Fund.

Because of this shift in policies, shareholders could be forced to sell shares at an inopportune time because of investment policy restrictions. This is why we believe that if these policies are in fact approved, the Fund should conduct a meaningful tender offer at net asset value. Doing so would allow dissenting shareholders to exit their investment without having to sell their shares in the open market and potentially cause damages to other shareholders by flooding the market with significant amounts of share sales.

Interestingly, the Fund chose to announce the proposed changes substantially after the Fund's 14a-8 deadline date of July 5, and on the deadline date for shareholders to timely submit a proposal outside of 14a-8. Regardless of the motive for doing this, the bottom line is that the changes implemented without shareholder vote, as well as those to be submitted for shareholder vote, have the effect of eliminating some of the very reasons why investors chose to invest in the Fund in the first place.

While widening the investable universe may serve to benefit the Fund overall, there is absolutely no proof that it will. Furthermore, the additional risks may not be something that shareholders intended to assume when they originally purchased the Fund. In our opinion, for the Fund's Board to approve and recommend the suggested changes to shareholders, they must provide a means for dissenting shareholders to exit their investment without being harmed and without causing harm for shareholders choosing to remain in the Fund.

Thank you in advance for your time and consideration. Please do not hesitate to contact me at (585) 586-4680 with any further questions or concerns.

Sincerely,

/s/

Brett D. Gardner
Sr. Corporate Governance Analyst